Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (the Company)

615 – 999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada

2.	Date of Material Change

August 7, 2013.

3.	News Release

A news release was issued on August 7, 2013 and was disseminated through the facilities of the Marketwired newswire service. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On August 7, 2013, the Company announced that it had received a US$235 million advance payment for the Altynalmas Gold transaction and that it had signed a binding term sheet (the Binding Term Sheet) with majority shareholder Rio Tinto for a new financing package that is designed to meet the Company’s cash needs through the end of 2013.

5.	Full Description of Material Change

Advance Payment of the Altynalmas Gold Ltd Transaction

In connection with the sale of the Company’s 50% interest in Altynalmas Gold Ltd. (Altynalmas Gold), the Company announced on August 7, 2013 that it had received a US$235 million advance payment from the purchaser, Sumeru Gold BV. The Company, in turn, used these funds to repay the full principal amount outstanding under the US$225 million bridge funding facility agreement entered into with Rio Tinto South East Asia Limited, as lender (the Lender), on June 28, 2013 (the Short Term Bridge Funding Agreement).

Binding Term Sheet for New Financing Package

On August 7, 2013, the Company entered into the Binding Term Sheet setting out the material terms and conditions on which Rio Tinto International Holdings Limited (RTIH and, together with its affiliates, Rio Tinto) and the Lender have agreed to provide a new financing package designed to meet the Company’s cash needs through the end of 2013. The Short Term Bridge Funding Agreement has been amended to permit the Company to re-borrow amounts up to the amount repaid from the proceeds of the Altynalmas Gold transaction, and extended until August 28, 2013 in order to enable the Company to fund a cash call obligation for Oyu Tolgoi that had been due in August 2013 and to enable definitive agreements for the new bridge facility (the New Bridge Facility) to be finalized, which is expected to be on or around August 22, 2013. The Lender has waived its right to exercise its option under the terms of the Short Term Bridge Funding Agreement to convert all or any of the outstanding loan amounts into common shares of the Company, and the New Bridge Facility will not be convertible into any securities of the Company.

Under the New Bridge Facility, the Lender has agreed to provide the Company with a secured US$600 million bridge funding facility maturing on December 31, 2013. The New Bridge Facility will require payment by the Company of a front-end fee of US$6 million, interest at the rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility will be used initially to refinance any amounts outstanding under the Short Term Bridge Funding Agreement and thereafter will be used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

If, by the Launch Deadline (as defined below), project financing for the Oyu Tolgoi project (the Project Financing) is either (i) not in place and available for drawdown or (ii) in place and available for drawdown but Oyu Tolgoi LLC (the Mongolian entity formed to carry out the project and in which the Company holds a 66% interest) cannot access the Project Financing funds thereunder in an amount sufficient to pay or repay in full all amounts then outstanding under the Company’s existing US$1.8 billion interim funding facility with the Lender (the Interim Funding Facility), the New Bridge Facility and certain other amounts (collectively, the Initial PF Drawdown Requirements), then the Company will be obligated to conduct a rights offering of common shares of the Company (Common Shares) by way of a prospectus (the 2013 Rights Offering) to raise sufficient funds in order to permit the Company, in the case of (i) above, to repay all amounts then outstanding under the Interim Funding Facility and the New Bridge Facility by their respective maturity dates, being in each case December 31, 2013, and in the case of (ii) above, to fund the amount by which the Initial PF Drawdown Requirements exceed the amount of Project Financing funds which can be accessed by Oyu Tolgoi LLC. The Launch Deadline is defined in the Binding Term Sheet as the date by which, in the reasonable determination of the Company’s board of directors, the Company must file a preliminary short form prospectus to commence the 2013 Rights Offering to ensure that it will close by December 30, 2013. The subscription price under the 2013 Rights Offering will be agreed between the Company and RTIH prior to the filing of the final short form prospectus for the 2013 Rights Offering, and it has been agreed that such subscription price will represent a discount in the range of 35% to 50% to the volume weighted average price of the Common Shares for the 5 trading days on the Toronto Stock Exchange ending on the second trading day preceding the filing of such final short form prospectus. RTIH has agreed, subject to certain terms and conditions, to provide a standby commitment for the full amount of the 2013 Rights Offering in consideration for payment in cash of a commitment fee equal to 3% of the gross subscription proceeds received by the Company from all subscribers (including RTIH) under the 2013 Rights Offering. The standby commitment fee would be payable to RTIH on the closing date of the 2013 Rights Offering. The Company may discontinue the 2013 Rights Offering prior to the commencement of trading in the rights issued thereunder if Project Financing becomes available for drawdown in such amounts and such circumstances provided for in the Binding Term Sheet.

The Binding Term Sheet provides that the parties thereto shall enter into definitive agreements and documents, including various security documents, containing terms and conditions consistent with the Binding Term Sheet on or prior to August 22, 2013.

In light of the signing of the Binding Term Sheet, the Company also announced on August 7, 2013 that it is no longer exploring a private placement of Common Shares that was referenced in the Company’s press release of July 19, 2013.

The Binding Term Sheet is being filed on SEDAR at www.sedar.com.

Purpose and Business Reasons

Following the signing of the Short Term Bridge Funding Agreement, the Company had been exploring alternatives to secure financing that would allow it to repay amounts owing under the Short Term Bridge Funding Agreement by its previously scheduled maturity date of August 12, 2013 and fund ongoing operations at the Oyu Tolgoi project pending the receipt of the sale proceeds of the Altynalmas Gold transaction and completion of Project Financing. The financing package provided for in the Binding Term Sheet addresses these short term funding needs, as well as the medium term external funding needs of the Company in connection with the Oyu Tolgoi project in the event that Project Financing is not in place and available for drawdown within a certain timeframe during 2013.

Anticipated Effect on the Company’s Business and Affairs

The Company will make drawdowns under the Short Term Bridge Funding Agreement (as amended and extended to August 28, 2013) in order to fund any short-term cash call obligations for Oyu Tolgoi. The New Bridge Facility will be used initially to refinance any amounts outstanding under the Short Term Bridge Funding Agreement at its maturity and thereafter for the continued ramp up of phase one of the Oyu Tolgoi mine development.

The New Bridge Facility is intended to provide the funding necessary to meet the Company’s cash needs with respect to the Oyu Tolgoi project through to the end of 2013.

Rio Tinto as Related/Interested Party and Board Approval Process

The Company’s Board of Directors (the Board) met on August 5, 2013 to receive an update on the negotiations between the Company and Rio Tinto concerning the Binding Term Sheet. The Board established a sub-committee (the Sub-committee) comprised of David Klingner (Chairman of the Board), Jill Gardiner and Kay Priestly (each of whom, other than Ms. Priestly, the Company’s Chief Executive Officer, is an independent member of the Board who is not a nominee of Rio Tinto), and delegated to the Sub-committee the authority to finalize and formally accept the Binding Term Sheet. The Sub-committee unanimously approved the final terms of the Binding Term Sheet at a meeting held on August 7, 2013.

In light of Rio Tinto’s ownership of approximately 50.8% of the issued and outstanding Common Shares, the Sub-committee noted that, under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions
(MI 61-101), the transactions contemplated by the Binding Term Sheet are “related party transactions” as Rio Tinto is, by reason of its shareholding, a related party of the Company. Under MI 61-101, related party transactions are, with certain limited exceptions, subject to formal valuation and minority approval requirements unless exemptions from those requirements are available.

The Sub-committee concluded that the New Bridge Facility is not subject to the formal valuation requirement of MI 61-101 and is exempt from the minority approval requirement of MI 61-101 on the basis that the terms and conditions of the New Bridge Facility are reasonable commercial terms that are not less advantageous to the Company than if the New Bridge Facility had been obtained from a person dealing at arm’s length with the Company and that the New Bridge Facility is not convertible into equity or voting securities or otherwise participating in nature.

In addition, the Sub-committee noted that the 2013 Rights Offering, if ultimately required to be proceeded with, is not a transaction to which the formal valuation and minority approval requirements of MI 61-101 apply provided that the standby commitment of RTIH in connection with the 2013 Rights Offering complies with the rules of the Canadian securities administrators governing rights offerings, which would be required in these circumstances in any event in order to qualify the 2013 Rights Offering pursuant to a short form prospectus in accordance with the requirements of the Binding Term Sheet.

The Sub-committee also noted that, if the 2013 Rights Offering is proceeded with, Anti-Dilution Series D Warrants (Anti-Dilution Series D Warrants) would be issuable to Rio Tinto under the existing contractual requirements of an amending agreement dated May 22, 2012 (the MoA Amending Agreement) amending the memorandum of agreement dated April 17, 2012 among the Company, RTIH and the Lender. The Sub-committee concluded that the issuance of such Anti-Dilution Series D Warrants would be exempt from the formal valuation and minority approval requirements of MI 61-101 based on the Sub-committee’s good faith determination that the aggregate fair market value of all such Anti-Dilution Warrants does not exceed 25% of the Company’s market capitalization determined in accordance with MI 61-101.

The Anti-Dilution Series D Warrants

In connection with the Company’s rights offering commenced in May 2012 and completed on July 19, 2012 (the 2012 Rights Offering), the Company issued the series D share purchase warrants (the Series D Warrants) to RTIH that may be exercised by RTIH to acquire an aggregate of 74,247,460 Common Shares at an exercise price of US$10.37 per share (subject to the price adjustment provisions contained therein). The Series D Warrants are exercisable by RTIH until May 22, 2015 (the Series D Warrant Expiry Date).

Also in connection with the 2012 Rights Offering, the Company and Rio Tinto entered into the MoA Amending Agreement, pursuant to which the Company agreed that, if subsequent to the 2012 Rights Offering and prior to the Series D Warrant Expiry Date, it issued Common Shares in connection with a future rights offering (which would include the 2013 Rights Offering), then RTIH would be entitled to receive at such time, for no additional consideration, a number of additional Anti-Dilution Series D Warrants that would result in it having the right to acquire, pursuant to the exercise of such Anti-Dilution Series D Warrants together with all of the outstanding Series D Warrants then held by Rio Tinto, a number of Common Shares that, upon issuance, would represent the same percentage of the outstanding Common Shares that Rio Tinto would have beneficially owned if all of the then outstanding Series D Warrants had been fully exercised immediately before the record date of such future rights offering.

Any Anti-Dilution Series D Warrants issuable in connection with the 2013 Rights Offering will have the same terms and attributes as the original Series D Warrants, except that the initial exercise price of such Anti-Dilution Series D Warrants will be equal to the greater of (i) the US dollar issue price per Common Share under the 2013 Rights Offering, and (ii) the US dollar equivalent (determined using the Bank of Canada noon rate and rounded to the nearest cent) of the market price (determined in accordance with the TSX Company Manual) per Common Share on the trading day on the New York Stock Exchange immediately preceding the date of the final short form prospectus that would be filed in connection with the 2013 Rights Offering.

Anticipated Effect on Rio Tinto’s Shareholdings

As the subscription price for the 2013 Rights Offering will not be agreed until the time of filing the final short form prospectus that would be filed in connection with the 2013 Rights Offering, the number of Common Shares and other securities (including the Anti-Dilution Series D Warrants) that Rio Tinto may acquire in connection with the 2013 Rights Offering, or that Rio Tinto may beneficially own following closing of the 2013 Rights Offering, cannot be determined at this time.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business number of the officer of the Company through whom an executive officer who is knowledgeable of the material change and this report may be contacted is:

Allison Snetsinger

Assistant Corporate Secretary

615 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 331-9876

9.	Date of Report

August 16, 2013.

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